Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 27
DATED AUGUST 24, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 27 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 24, dated July 1, 2011 (which superseded and replaced all prior supplements), Supplement No. 25, dated July 26, 2011 and Supplement No. 26, dated August 16, 2011.  Unless otherwise defined in this Supplement No. 27, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Recent Acquisitions

On August 18, 2011, we purchased the following property:

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remain-ing Lease Term in Years	Econ-omic Occ-upancy (3)(4)	Phy-sical Occ-upancy (4)

Mullins Crossing Shopping Center –Evans, GA	08/18/11	297,168	$38,250,000	7.77%	$3,324,973	$11.19	8.2	100.0%	97.5%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income, or “NOI,” existing at the date of acquisition, by the contract purchase price of the property.  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.

(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.  Additionally, it excludes vacant spaces subject to earnout agreements as of the date of acquisition, as no purchase price was paid related to those spaces at the time of the acquisition.

(4) As of the date of acquisition.

Acquisition of Mullins Crossing Shopping Center. On August 18, 2011, we, through Inland Diversified Evans Mullins, L.L.C. and Inland Diversified Evans Mullins Outlots, L.L.C., both wholly owned subsidiaries formed for this purpose, acquired a fee simple interest in a 264,976 square foot retail shopping center and a 32,192 square foot retail outparcel shopping center, together known as Mullins Crossing Shopping Center, located in Evans, Georgia.  We purchased Mullins Crossing Shopping Center from Mullins Crossing, LLC and Mullins Crossing Out Parcels, LLC, unaffiliated third parties, for a purchase price paid at closing equal to approximately $38.3 million. However, as part of the acquisition we acquired vacant spaces totaling 7,400 square feet at Mullins Crossing Shopping Center that are subject to additional earnout payments aggregating approximately $2.1 million.  Although we now own the entire property, we will not be required to pay the additional purchase price unless these vacant spaces are leased and the tenants are paying full rent, as the case may be, pursuant to the parameters set forth in the purchase agreement within thirty-six months of closing.

We funded approximately $16.1 million of the purchase price with proceeds from our offering.  At closing, we assumed a loan secured by a first mortgage on the property, with a remaining principal balance of approximately $22.2 million, for the remainder of the purchase price.  The terms of this loan are described below under “— Financing Transactions.”

The cap rate for Mullins Crossing Shopping Center is approximately 7.77% based on the purchase price paid at closing.  In deciding to acquire this property, we considered the following:

Leasing Activity

Mullins Crossing Shopping Center is 97.5% leased to twenty-four tenants.

The property was constructed in 2005, and the weighted-average remaining lease term is approximately 8.2 years.

Tenant Mix

The anchor tenant at Mullins Crossing Shopping Center is Kohl’s.  Kohl’s pays an annual base rent of approximately $687,500 under a lease that expires in January 2026. Under the terms of its lease, Kohl’s has six five-year options to renew through 2056.

Other tenants at the center include Marshall’s, Babies R Us, Ross Dress for Less, Office Max and PetCo.

Location

The property is shadow-anchored by Target.

The property is located in Evans, Georgia, which is a suburb of Augusta.

The property is located about eight miles northwest of the Augusta central business district, and about two miles north of Interstate 20.

Demographics

Within a three-mile radius of the property, the population is approximately 57,500 and the estimated average household income is approximately $82,600.

Within a five-mile radius of the property, the population is approximately 105,200 and the estimated average household income is approximately $83,700.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2011 through 2020 at Mullins Crossing Shopping Center and the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2011	2	5,900	122,150	3.7%
2012	-	-	-	-
2013	-	-	-	-
2014	1	2,400	74,400	2.2%
2015	1	1,600	28,800	0.9%

2016	12	104,480	1,232,630	37.1%
2017	3	53,647	618,836	18.6%
2018	1	1,440	36,000	1.1%
2019	-	-	-	-
2020	1	4,322	82,500	2.4%

The table below sets forth certain historical information with respect to the occupancy rates at Mullins Crossing Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ended December 31	Physical Occupancy as of December 31	Average Effective Annual Rental Per Square Foot
2010	98.5%	$11.04
2009	98.9%	$11.30
2008	100.0%	$11.54
2007	99.5%	$11.43
2006	94.0%	$11.25

We believe that Mullins Crossing Shopping Center is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are nineteen competitive shopping centers located within approximately five miles of Mullins Crossing Shopping Center.

Real estate taxes assessed for the fiscal year ended December 31, 2010 (the most recent tax year for which information is generally available) were approximately $372,480.  The amount of real estate taxes assessed was calculated by multiplying the property’s assessed value by a tax rate of 2.67%.  For federal income tax purposes, the depreciable basis in Mullins Crossing Shopping Center will be approximately $33.8 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of forty and twenty years, respectively.

Financing Transactions

Mullins Crossing Shopping Center Loan.  On August 18, 2011, Inland Diversified Evans Mullins, L.L.C. (the “Mullins Subsidiary”) assumed a loan with a remaining principal amount equal to approximately $22.2 million from Mullins Crossing, LLC.  The loan is secured by a first priority mortgage on the Mullins Crossing Shopping Center, excluding the retail outparcel shopping center, and bears interest at a rate equal to 5.50% per annum.  The loan matures on September 6, 2016.  The terms of the loan require the Mullins Subsidiary to make monthly payments of both principal and interest based on a thirty year amortization schedule.  The Mullins Subsidiary will not have a right to make any prepayments of the loan amount except on the day that monthly payment of principal and interest are due during the three months preceding the maturity date occurs.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions.  The loan documents also contain various customary events of default.  In connection with the assumption of this loan, the Mullins Subsidiary deposited $1.5 million into a collateral reserve account and $1.3 million into a lease reserve escrow amount.

The loan is non-recourse to the Mullins Subsidiary.  We have entered into a guaranty pursuant to which we have agreed to indemnify the lender against, and hold it harmless from and reimburse it for, any liability incurred in connection with Mullins Subsidiary’s obligations under the note, in an amount not to exceed $2.2 million.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of August 18, 2011.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	44,585,348	443,675,836	42,312,824	401,363,012

Shares sold pursuant to our distribution reinvestment plan:	1,379,323	13,103,564	-	13,103,564

Shares purchased pursuant to our share repurchase program:	(95,999)	(935,346)	-	(935,346)
Total:	45,888,672	$456,044,054	$42,312,824	$413,731,230

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and   certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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